29 July 2009
Via Facsimile and EDGAR

Jim B. Rosenberg, Sr. Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC  20549

Registrant:Flagstone Reinsurance Holdings Limited
Document:Form 10-K for the Year Ended December 31, 2008
Filed March 13, 2009
DEF14A
Filed April 14, 2009
File Number:001-33364

Dear Mr. Rosenberg,

This letter shall acknowledge receipt of your facsimile letter of July 24th.  We appreciate your assistance with respect to our compliance with applicable disclosure requirements and the enhancement of the overall disclosure of our filings.

Given the timing of your request and our need to consult with outside auditors and counsel, we respectfully request an extension of time to respond.  Although we will endeavor to provide answers sooner, August 31 would be an achievable date for us.  We will look forward to your response.

Thank you for your assistance and cooperation, we will look forward to working with you and your team.

Respectfully,

William F. Fawcett
General Counsel

Cc:James Peklenk, Staff Accountant

Michael Rosenthal, Esq., Staff Attorney

David A. Brown, CEO

Patrick Boisvert, CFO

James O’Shaughnessy, CAO

Cravath Swain & Moore

Deloitte & Touche